Filer: Phone.com, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933
                                              Commission File No. 000-25687


On September 1, 2000, Phone.com, Inc. and Software.com, Inc. issued the following joint press release:




                                                             phone.com logo


                                                          Software.com logo





For Immediate Release




                     PHONE.COM AND SOFTWARE.COM RECEIVE
                  EARLY TERMINATION OF THE WAITING PERIOD
                                 UNDER THE
                           HART-SCOTT-RODINO ACT


REDWOOD CITY AND SANTA BARBARA, CALIF., -SEPTEMBER 1, 2000 - Phone.com, Inc. (Nasdaq: PHCM), a leading provider of wireless Internet infrastructure and application software, and Software.com, Inc. (Nasdaq: SWCM), a leading provider of Internet infrastructure software for wireline and wireless service providers, today announced they have received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended in connection with the previously announced merger of the two companies. Consummation of the merger also requires approval by the shareholders of each company and satisfaction or waiver of the other conditions to the merger set forth in the Phone.com/Software.com merger agreement. The companies expect the transaction to be consummated during the fourth calendar quarter of 2000.

ABOUT PHONE.COM
Phone.com is a leading provider of software, applications, and services that enable the delivery of Internet-based information and voice services to mass-market wireless telephones. Using its software, wireless subscribers have access to Internet-and corporate intranet-based services, including email, news, stocks, weather, travel and sports. In addition, subscribers have access via their wireless telephones to network operators' intranet-based telephony services, which may include over-the-air activation, call management, billing history information, pricing plan subscription and voice message management. Phone.com is headquartered in Silicon Valley, California and has regional offices in Boston, Belfast, Copenhagen, Hong Kong, London, Madrid, Mexico City, Paris, Rome, Seoul, Tokyo and Washington, D.C. Visit www.phone.com for more information.

ABOUT SOFTWARE.COM
With more than 116 million seats licensed, Software.com is a leading supplier of carrier-scale Internet infrastructure software for communication service providers worldwide. Software.com provides the scalable platform that enables service providers to deploy next-generation business and consumer Internet services, including email, IP unified messaging, mobile mail and mobile instant messaging.

In addition, Software.com has established strategic relationships with Cisco Systems, Hewlett-Packard, IBM, Nortel Networks and Telcordia Technologies (formerly Bellcore). Founded in 1993, with headquarters in Santa Barbara, California, the company has regional operations in the U.K., Germany, the Netherlands, Japan, China and Australia. Visit www.software.com for more information.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains forward-looking statements that are based upon the current expectations and beliefs of the management of Phone.com and Software.com and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain required regulatory or stockholder approvals.

For a detailed discussion of these and other cautionary statements, please refer to each company's respective filings with the Securities and Exchange Commission, including, where applicable, their most recent filings on Form 10-K and 10-Q, both companies registration statements on Form S-1, as amended, and the Form S4 filed by the companies as described below. Phone.com's and Software.com's filings with the SEC are available to the public from commercial document retrieval services and at the Web site maintained by the SEC at www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:
Investors and security holders of both Phone.com and Software.com are advised to read the definitive joint proxy statement/prospectus regarding the proposed merger contained in the Form S-4 filed that will be filed by the companies because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus when it becomes available and other documents filed by Phone.com and Software.com with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at http:\\www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Phone.com or Software.com.

Phone.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Phone.com's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Phone.com's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 28, 1999. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Phone.com. Software.com and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Software.com with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Software.com's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 27, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at ww.sec.gov and from Software.com.

                                    ###

Phone.com and the Phone.com logo are trademarks of Phone.com, Inc. Software.com and the Software.com logo are trademarks of Software.com.




INVESTOR INQUIRIES:

PHONE.COM, INC.                               SOFTWARE.COM, INC.
Leslie Nakajima                               Mike Musson
+1 (650) 817 PHCM (7426)                      +1 (805) 882 2470 x289
lnakajim@corp.phone.com                       mike.musson@software.com


MEDIA INQUIRIES:

CITIGATE SARD VERBINNEN
Hugh Burns or Andrew Cole
+1 (212) 687 8080

PHONE.COM, INC.                               PHONE.COM (EUROPE) LIMITED          PHONE.COM JAPAN K.K.
Whitney Gould                                 Vicky Ryce                          Hiroko Kimura
PR21                                          Phone.com (Europe) Limited          Phone.com Japan K.K.
+1 (415) 369 8108                             +44 (0) 1442 288 109                +81 3 5325 9204
Whitney_gould@pr21.com                        vryce@corp.phone.com                hiroko@corp.phone.com

SOFTWARE.COM, INC.                            SOFTWARE.COM
Fred Bateman                                  Akinori Itoh
FitzGerald Communications                     Akinori.Itoh@software.com
+1 (415) 677 0208
fbateman@fitzgerald.com


                                   * * *

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.